Exhibit (e)(11)

ANSTELLUNGSVERTRAG

Employment Contract

zwischen / between

SAUER-DANFOSS GMBH & CO. OHG

und / and

HERRN THOMAS KAISER

INHALTSVERZEICHNIS		CONTENTS

KLAUSEL	SEITE	CLAUSE	PAGE

§ 1 Tätigkeit und Aufgabenbereich	4	§ 1 Duties and Area of Work	4
§ 2 Vertragsdauer	5	§ 2 The Term of Contract	5
§ 3 Arbeitszeit	6	§ 3 Working Hours	6
§ 4 Vergütung	6	§ 4 Remuneration	6
§ 5 Dienstwagen	9	§ 5 Company Car	9
§ 6 Arbeitsverhinderung / Entgeltfortzahlung bei Krankheit	9	§ 6 Absence from Work / Sick Pay	9
§ 7 Urlaub	11	§ 7 Leave	11
§ 8 Verschwiegenheit / Geschäftsunterlagen	13	§ 8 Confidentiality / Business Documents	13
§ 9 Arbeitsergebnisse / Urheberrechte	15	§ 9 Work Results / Copyright	15
§ 10 Nebentätigkeiten	17	§ 10 Secondary Activities	17
§ 11 Vertragsbeendigung / Kündigung / Sterbegeld	17	§ 11 End of Contract / Termination / Death allowance	17
§ 12 Freistellung von der Arbeitspflicht	19	§ 12 Release from Duty to Work	19
§ 13 Wettbewerbsverbot während der Vertragsdauer	20	§ 13 Prohibition on Competition during the Term of the Contract	20
§ 14 Nachvertragliches Wettbewerbsverbot	21	§ 14 Post-contractual Prohibition on Competition	21
§ 15 Abwerbeverbot	23	§ 15 Prohibition on Solicitation	23
§ 16 Auslagen und Spesen	24	§ 16 Outlays and Expenses	24
§ 17 Einverständnis zur Datenerhebung und Datenverarbeitung	24	§ 17 Consent to Data Collection and Data Processing	24
§ 18 Ausschlussfristen	25	§ 18 Preclusion Periods	25
§ 19 Anerkennung von Dienstzeiten	26	§ 19 Recognition of Length of Service	26
§ 20 Rechtswahl, Gerichtsstand	26	§ 20 Choice of Law / Place of Jurisdiction	26
§ 21 Ablösung bisheriger Verträge / Amtsniederlegung	26	§ 21 Termination of Previous Contracts / Revocation from Office	26
§ 22 Maßgebliche Sprache	27	§ 22 Authoritative Language	27
§ 23 Schlussbestimmungen / Arbeitgeberrichtlinien / Schriftform / Nebenabreden / Salvatorische Klausel	27	§ 23 Final Provisions / Employer’s Guidelines / Written Form Requirement / Severability Clause	27

ANSTELLUNGSVERTRAG	EMPLOYMENT CONTRACT

ZWISCHEN:	BETWEEN:

(1) Sauer-Danfoss GmbH & Co. OHG, Krokamp 35, 24539 Neumünster, Deutschland	(1) Sauer-Danfoss GmbH & Co. OHG, Krokamp 35, 24539 Neumünster, Germany

— nachfolgend auch “Arbeitgeber” —	— hereinafter referred to also as “Employer” —

und	and

(2) Thomas Kaiser, Stormarnring 136, 24576 Bad Bramstedt, Deutschland	(2) Thomas Kaiser, Stormarnring 136, 24576 Bad Bramstedt, Germany

VORBEMERKUNG	PRELIMINARY REMARKS

Herr Kaiser ist seit dem 01.07.1994 für die Sauer-Danfoss Gruppe tätig. Herr Kaiser ist derzeit als Geschäftsführer der Sauer-Danfoss GmbH tätig.  Die Sauer-Danfoss GmbH ist Gesellschafterin der Sauer-Danfoss GmbH & Co. OHG. Rechtliche Grundlage ist der Geschäftsführer-Dienstvertrag zwischen der Sauer-Danfoss GmbH & Co. OHG und Herrn Kaiser.

Mr Kaiser has worked for the Sauer-Danfoss group since 01.07.1994. Mr Kaiser is currently director of Sauer-Danfoss GmbH.  Sauer-Danfoss GmbH is partner of Sauer-Danfoss GmbH & Co. OHG. The current relationship is based on the director’s service contract between Sauer-Danfoss GmbH & Co. OHG and Mr Kaiser.

Herr Kaiser ist seit dem 01.01.2013 Vizepräsident (Executive Vice President) und Präsident des Bereichs Hydrostatik (President Hydrostatics Division) bei der Sauer-Danfoss Inc. Die Sauer-Danfoss Inc., mit Sitz in Ames/Iowa (USA), ist ebenfalls Gesellschafterin der Sauer-Danfoss GmbH & Co. OHG.

Mr Kaiser has been Executive Vice President and President Hydrostatics Division of Sauer-Danfoss Inc. since 01.01.2013. Sauer-Danfoss Inc., with its registered office in Ames/Iowa (USA), is also partner of Sauer-Danfoss GmbH & Co. OHG.

Vor dem Hintergrund der Übernahme der neuen Tätigkeit von Herrn Kaiser ab dem 01.01.2013	In the light of the position which Mr Kaiser has assumed on 01.01.2013 the parties have agreed to sind die Parteien übereingekommen, das bestehende Vertragsverhältnis auf eine neue rechtliche Grundlage zu stellen und sämtliche bisherigen Anstellungsverträge zwischen den Parteien aufzuheben. Mit Wirkung ab dem 01.01.2013 soll ausschließlich der nachfolgende Anstellungsvertrag gelten.

place the current contractual relationship on a new legal footing and to terminate any existing employment contracts between them. The employment contract set out below shall take effect on 01.01.2013 and shall be the sole service contract between the parties.

Dies vorausgeschickt vereinbaren die Parteien was folgt:	Therefore the parties conclude the following:

§ 1 Tätigkeit und Aufgabenbereich	Duties and Area of Work

(1)                       Herr Kaiser hat seine Tätigkeit für den Arbeitgeber am 01.01.2013 begonnen. Sein Aufgabengebiet umfasst die Leitung des Bereichs Hydrostatik (Hydrostatics Division) der Sauer-Danfoss Gruppe weltweit. Herr Kaiser hat hierzu das Amt eines Vizepräsidenten (Executive Vice President) und des Präsidenten für den Bereich Hydrostatik (President Hydrostatics Division) bei der Sauer-Danfoss Inc. inne. Seine Aufgaben sowie Rechte und Pflichten ergeben sich aus diesem Anstellungsvertrag, aus der Satzung (By-Laws) der Sauer-Danfoss Inc., den Weisungen des Präsidenten (President) und des Chief Executive Officers der Sauer-Danfoss Inc. sowie den gesetzlichen Vorgaben. Herr Kaiser berichtet an den Präsidenten und den Chief Executive Officer der Sauer-Danfoss Inc.

(1)                       Mr Kaiser began working for the Employer on 01.01.2013. His duties include management of the Hydrostatics Division of the Sauer-Danfoss Group worldwide. For this purpose Mr Kaiser holds the office of Executive Vice President and President Hydrostatics Division of Sauer-Danfoss Inc. His tasks, rights and duties are stipulated in this employment contract, the by-laws of Sauer-Danfoss Inc., the directives issued by the President and Chief Executive Officer of Sauer-Danfoss Inc. and statutory requirements. Mr Kaiser reports to the President and the Chief Executive Officer of Sauer-Danfoss Inc.

(2) Der gewöhnliche Arbeitsort von Herrn Kaiser ist der Betrieb des Arbeitgebers in Neumünster, Deutschland. Herr Kaiser erklärt sich bereit, auch Dienstreisen innerhalb Deutschlands und in das

(2)                       The principal place of work of Mr Kaiser is the business of the Employer in Neumünster, Germany. Mr Kaiser is willing to take business trips inside Germany and all over the world, which is a substantial weltweite Ausland zu unternehmen, die mit der Tätigkeit in erheblichem Umfang verbunden sind. Im Rahmen einer einvernehmlichen Regelung darf der gewöhnliche Arbeitsort von Herrn Kaiser auch in ein anderes Büro oder in eine andere Fabrik der Sauer-Danfoss Gruppe verlagert werden; dies schließt auch Büros und Fabriken außerhalb Deutschlands ein.

part of the job. By mutual agreement, Mr Kaiser’s place of assignment may be relocated to another of Sauer-Danfoss group’s offices or plant sites, including those outside of Germany.

(3)                       Herr Kaiser erklärt sich bereit, bei Bedarf eine leitende Tätigkeit, ein Geschäftsführeramt, eine andere Organstellung und/oder die Mitgliedschaft in einem Gremium beim Arbeitgeber oder einem mit diesem im Sinne der §§ 15 ff. AktG verbunden Unternehmen oder einem Joint Venture der Sauer-Danfoss Inc. zu übernehmen. Herr Kaiser erklärt sich damit einverstanden, seine Tätigkeit und Pflichten aus einer solchen leitenden Tätigkeit, einem solchen Amt als Geschäftsführer, Mitglied eines anderen Organs oder Gremiums ohne zusätzliche Vergütung oder Entschädigung über die nach diesem Anstellungsvertrag zu zahlende Vergütung hinaus zu erfüllen.

(3)                       Mr Kaiser may serve from time to time as an executive, as a director or as another corporate body and/or be a member of a committee of the Employer or of one or more affiliates of the Employer within the meaning of §§ 15 et seqq. German Stock Corporation Act or joint ventures of Sauer-Danfoss Inc. Mr Kaiser agrees to perform the tasks and duties associated with an executive activity of this nature, his office as director or some other corporate body or his membership of a committee without additional compensation other than the compensation provided for in this employment contract.

(4) Herr Kaiser hat beim Arbeitgeber die Funktion eines leitenden Angestellten inne.	(4) Mr Kaiser has the function of an executive employee for the Employer.

§ 2 Vertragsdauer	The Term of Contract

Der Anstellungsvertrag wird auf unbestimmte Zeit abgeschlossen. Er ist nach Maßgabe von § 11 dieses Vertrages kündbar.	The employment contract is to continue for an indefinite term. It can be terminated pursuant to section 11 of this contract.

§ 3 Arbeitszeit	Working Hours

Herr Kaiser ist verpflichtet, seine ganze Arbeitskraft im Interesse des Arbeitsgebers einzusetzen und, soweit erforderlich, auch über die regelmäßige betriebsübliche Arbeitszeit hinaus zu arbeiten. Dies schließt auch Arbeit an Samstagen, Sonn- und Feiertagen ein und gilt auch für Geschäftsreisen.

Mr Kaiser undertakes to devote his entire working capacity to the interests of the Employer and, if necessary, to work beyond the regular working hours of the company. This shall include working on Saturdays, Sundays and public holidays and apply to when Mr Kaiser is travelling on business trips as well.

§ 4 Vergütung	Remuneration

(1)                       Herr Kaiser erhält ein Jahresfestgehalt in Höhe von EUR 240.000,00 brutto, zahlbar in 12 gleichen Raten, jeweils zum Monatsende. Die Auszahlung erfolgt bargeldlos unter Berücksichtigung der steuerlichen und sozialversicherungsrechtlichen Vorgaben auf ein von Herrn Kaiser anzugebendes Konto. Das Jahresfestgehalt wird kalenderjährlich auf seine Angemessenheit hin überprüft und bei Bedarf angepasst. Ein Anspruch von Herrn Kaiser auf eine Anhebung des Jahresfestgehalts besteht nicht.

(1)                       Mr Kaiser shall receive an annual fixed salary of EUR 240,000.00 gross, payable in 12 equal instalments at the end of each month. The salary shall be paid in accordance with applicable statutory tax and social security and insurance provisions into an account stipulated by Mr Kaiser. The annual salary shall be reviewed each year and adjusted as necessary. Mr Kaiser does not have an automatic entitlement to an increase in his annual fixed salary.

(2)                       Zusätzlich zu dem Festgehalt nach vorstehendem § 4 Abs. 1 kann Herr Kaiser einen jährlichen Bonus nach den Voraussetzungen und Bedingungen des jeweils gültigen Sauer-Danfoss Inc. Omnibus Incentive Plan („Incentive Plan”) erhalten, soweit nachstehend nichts Abweichendes geregelt ist. Die Zahlung eines jährlichen Bonus setzt die Erreichung

(2)                       In addition to the fixed salary in accordance with the above section 4) (1) Mr Kaiser shall be eligible to earn an annual incentive under the provisions and conditions of the prevailing Sauer-Danfoss Inc. Omnibus Incentive Plan (“Incentive Plan”). The payment of an annual incentive is subject to certain performance or profit related goals being achieved. Such goals shall be bestimmter Leistungs- und/oder erfolgsabhängiger Ziele voraus, welche sich nach den jeweils gültigen Bedingungen des Incentive Plan richten. Der Arbeitgeber behält sich vor, von Jahr zu Jahr neu über die zu erreichenden Ziele und deren Gewichtung zu entscheiden. Dies schließt auch das Recht ein, dass der Incentive Plan mit Wirkung für die Zukunft geändert oder auch vollständig widerrufen werden kann, soweit hierfür ein sachlicher Grund gegeben ist. Als sachlicher Grund für eine Änderung oder einen Widerruf kommen wirtschaftliche Gründe auf Unternehmens- oder Konzernebene oder eine grundlegende Änderung des Vergütungssystems für leitende Angestellte (Executive Employees) der Sauer-Danfoss Gruppe in Betracht. Soweit der Arbeitgeber das Anstellungsverhältnis aus wichtigem Grund im Sinne § 626 BGB kündigt, entfällt in jedem Falle die Zahlung eines Bonus für das Geschäftsjahr in dem die Kündigung wirksam wird. Ein jährlicher Bonus wird ansonsten in jedem Fall nur anteilig pro rata temporis bezahlt, wenn das Anstellungsverhältnis während des laufenden Geschäftsjahres beginnt oder endet.

based on the prevailing conditions of the Incentive Plan. The Employer reserves the right to decide each year anew on the targets and their weighting. This also includes the right that the Incentive Plan can be amended or terminated in its entirety with effect for the future provided there is an objective reason therefore. The following are considered to be objective reasons for an amendment or termination: economic reasons on a company or group level or a basic change to the remuneration system for Sauer-Danfoss group executive employees. In as far as the Employer terminates the employment relationship for good cause within the meaning of § 626 German Civil Code in each case no annual incentive will be paid for the financial year in which termination takes effect. Also, an annual incentive in each case will only be paid pro rata temporis when the employment relationship begins or ends during the financial year.

(3)                       Herr Kaiser ist berechtigt, an den allgemein für alle leitenden Angestellten der Sauer-Danfoss Gruppe gewährten zusätzlichen Leistungen, insbesondere an dem Long-Term Incentive Plan für leitende Angestellte (Executive Employees) nach dem Sauer-Danfoss Inc. Omnibus Incentive Plan, nach Maßgabe der jeweils gültigen Regelungen und Bedingungen für die jeweiligen Leistungen teilzunehmen, soweit nachstehend nichts Abweichendes

(3)                       Mr Kaiser is entitled to participate in the additional benefits generally granted to all executive employees of the Sauer-Danfoss group, in particular the long-term incentive plan for executive employees of the Sauer-Danfoss group under the prevailing Sauer-Danfoss Inc. Omnibus Incentive Plan, in accordance with the prevailing provisions and conditions of such benefits. The Employer is entitled to adjust these benefits with effect in the future or to revoke them geregelt ist. Der Arbeitgeber behält sich vor, diese Leistungen mit Wirkung für die Zukunft zu ändern oder auch vollständig zu widerrufen, soweit hierfür ein sachlicher Grund gegeben ist. Als sachlicher Grund für eine Änderung oder einen Widerruf kommen wirtschaftliche Gründe oder eine grundlegende Änderung des Vergütungssystems für leitende Angestellte (Executive Employees) der Sauer-Danfoss Gruppe in Betracht. Soweit nicht ausdrücklich in anderen Vereinbarungen zum Long Term Incentive Abweichendes vereinbart ist, erhält Herr Kaiser nur dann die Auszahlung eines Long-Term Incentive, wenn mit dem Arbeitgeber oder einer anderen Gesellschaft der Sauer-Danfoss Gruppe am letzten Tag des Bemessungszeitraums (Performance Period) ein Anstellungsverhältnis besteht. Die Gewährung eines Long-Term Incentives für einen bestimmten Bemessungszeitraum in einer bestimmten Höhe führt in jedem Fall nicht zu einem Anspruch für die Zukunft in der gleichen Höhe.

completely also with effect in the future provided there are objective reasons therefore. The following are considered to be objective reasons for an amendment or termination: economic reasons on a company or group level or a basic change to the remuneration system for Sauer-Danfoss group executive employees. Except as otherwise provided for in any award agreement, Mr Kaiser shall only receive a payout of a Long-Term Incentive Award if he is employed by the Employer or by any other company in the Sauer-Danfoss group through the last day of the Performance Period with respect to such Long-Term Incentive Award. The granting of a Long-Term Incentive Award for any given period in a certain amount in each case does not lead to a vested right to further Long-Term Incentive awards in the same amount in the future.

(4)                       Mit dem Festgehalt gemäß vorstehendem Abs. 1 sind alle Leistungen von Herrn Kaiser, einschließlich Tätigkeiten außerhalb der regelmäßigen betriebsüblichen Arbeitszeit (Überstunden) sowie Reisezeiten und die Arbeit an Samstagen, Sonn- und Feiertagen abgegolten.

(4)                       The fixed salary specified under section 4) (1) shall cover all work performed by Mr Kaiser including any work performed outside the regular company working hours (overtime), time spent travelling and any work on Saturdays, Sundays and public holidays.

(5) Herr Kaiser ist berechtigt, an der jeweils gültigen betrieblichen Altersversorgungsregelung für Führungskräfte des Arbeitgebers teilzunehmen.	(5) Mr Kaiser shall be entitled to participate in the respective valid existing pension plan afforded to the executives employed by the Employer, that might be amended from time to time.

§ 5 Dienstwagen	Company Car

Herrn Kaiser wird vom Arbeitgeber ein Dienstwagen nach Maßgabe der jeweils gültigen Firmenwagenrichtlinie zur Verfügung gestellt; die Parteien sind sich einig, dass Herr Kaiser den gegenwärtig genutzten Dienstwagen bis zur Beendigung des Leasingvertrages weiter nutzen wird. Herr Kaiser ist berechtigt, den Dienstwagen nach Maßgabe der jeweils gültigen Firmenwagenrichtlinie auch zu privaten Zwecken zu nutzen. Alle mit der privaten Nutzung anfallenden Steuern trägt Herr Kaiser.

The Employer shall provide Mr Kaiser with a company car in accordance with the applicable company car regulations; the parties agree that Mr Kaiser will use the current company car until the end of the leasing contract. Mr Kaiser may also use the company car for private purposes in accordance with the applicable company car regulation. Any tax incurred on the non-cash benefit for private use shall be borne by Mr Kaiser.

§ 6 Arbeitsverhinderung / Entgeltfortzahlung bei Krankheit	Absence from Work / Sick Pay

(1)                       Herr Kaiser ist verpflichtet, jede Arbeitsverhinderung oder Verlängerung einer Arbeitsverhinderung und ihre voraussichtliche Dauer unabhängig von ihrem Grund unverzüglich, d.h. am ersten Tag der Arbeitsverhinderung vor Arbeitsbeginn anzuzeigen, und dabei gleichzeitig auf etwaige dringliche Arbeiten hinzuweisen.

(1)                       Mr Kaiser shall inform the Employer of any inability to work or extension of an inability to work and the expected length of absence, irrespective of the reason and at the same time to inform the Employer verbally of any urgent work that needs to be done.

(2)                       Dauert die Arbeitsverhinderung länger als drei Kalendertage, hat Herr Kaiser im Falle einer Arbeitsverhinderung infolge Krankheit eine ärztliche Bescheinigung über die bestehende Arbeitsunfähigkeit sowie deren voraussichtliche Dauer spätestens an dem darauffolgenden Arbeitstag vorzulegen. Dauert die Arbeitsunfähigkeit länger als in der

(2)                       If the inability to work lasts more than three calendar days Mr Kaiser, in the case of an inability to work owing to illness, must submit a medical certificate stating that he is unable to work and the probable length of illness no later than the following working day. If the inability to work lasts longer than that stated on the medical certificate Mr Kaiser shall inform the Employer

Bescheinigung angegeben, so hat Herr Kaiser dies unverzüglich anzuzeigen und eine Anschlussbescheinigung vorzulegen. Diese Pflicht besteht auch im Anschluss an die Beendigung einer etwaigen gesetzlichen Entgeltfortzahlung. Der Arbeitgeber ist berechtigt, die Vorlage der Arbeitsunfähigkeitsbescheinigung bereits am ersten Tag der Erkrankung zu verlangen. Im Übrigen gelten die gesetzlichen Regelungen in ihrer jeweiligen Fassung.

and provide a further medical certificate without undue delay. This requirement to provide a medical certificate also applies when the continued legal salary payments come to an end. The Employer may request Mr Kaiser to submit a certificate documenting work incapacity on the first day of illness. In all other respects, the prevailing statutory provisions shall apply.

(3)                       Für die Entgeltfortzahlung bei Arbeitsunfähigkeit infolge Krankheit gelten die gesetzlichen Bestimmungen nach dem Entgeltfortzahlungsgesetz. Sofern die Arbeitsunfähigkeit über den gesetzlichen Entgeltfortzahlungszeitraum hinaus andauert, zahlt der Arbeitgeber Herrn Kaiser ab diesem Zeitpunkt für die Dauer von längstens 30 Wochen, jedoch nicht über den Zeitpunkt der Beendigung des Anstellungsverhältnisses hinaus, die Differenz zwischen dem vor Beginn der Arbeitsunfähigkeit erzielten Nettogehalt nach § 4 Abs. 1 dieses Vertrages und dem von Herrn Kaiser bezogenen Krankengeld. Ist Herr Kaiser privat krankenversichert, zahlt der Arbeitgeber die Differenz zwischen dem vor Beginn der Arbeitsunfähigkeit erzielten Nettogehalt nach § 4 Abs. 1 dieses Vertrages und dem Versichertenkrankentagegeld höchstens jedoch die Differenz zu dem Betrag, den Herr Kaiser als Krankengeld aus der gesetzlichen Krankenversicherung erhalten würde, wenn er gesetzlich krankenversichert wäre.

(3)                       The statutory provisions of the Act on Continued Payment of Remuneration (Entgeltfortzahlungsgesetz) apply to the continued payment of remuneration in the event of inability to work as a result of illness. In so far as the inability to work lasts for more than the statutory period for which remuneration is continued, the Employer shall pay Mr Kaiser a payment (net of tax and social security and insurance expenses) consisting of the difference between the net salary in accordance with section 4) (1) of this contract received before the inability to work commenced and the sickness benefit drawn by Mr Kaiser. This payment shall take effect from the date of termination of the statutory period referred to above for a period of no more than 30 weeks and not beyond the date of the end of the employment relationship. If Mr Kaiser has private health insurance the Employer shall pay the difference between the net salary in accordance with section 4) (1) of this contract drawn before the inability to work commenced and the sickness allowance provided by the insurance company, but no more than the difference to the amount which Mr Kaiser would receive from the statutory health insurance scheme as sickness benefit if he were insured with a statutory health insurance scheme.

(4)                       Kann Herr Kaiser aufgrund gesetzlicher Vorschriften von einem Dritten Ersatz des Schadens verlangen, der ihm durch die Arbeitsunfähigkeit entstanden ist, so geht dieser Anspruch insoweit auf den Arbeitgeber über, als dieser Herrn Kaiser Gehalt gewährt und darauf entfallende vom Arbeitgeber zu tragende Beiträge zur gesetzlichen Sozialversicherung abgeführt hat. Herr Kaiser ist verpflichtet, dem Arbeitgeber die zur Erhebung der Ansprüche erforderlichen Auskünfte unverzüglich zu erteilen und an der Geltendmachung und Durchsetzung mitzuwirken.

(4)                       If Mr Kaiser has a statutory right to demand compensation from a third party who caused his incapacity to work, this right shall pass to the Employer to the extent that the Employer pays Mr Kaiser a salary and any employer contributions due thereon to the statutory social insurance scheme. Mr Kaiser shall provide the Employer without undue delay with whatever information is necessary to assert such claims and shall cooperate in asserting and enforcing them.

§ 7 Urlaub	Leave

(1)                       Herr Kaiser hat Anspruch auf bezahlten Erholungsurlaub von 30 Arbeitstagen pro Kalenderjahr. 20 Arbeitstage hiervon sind der gesetzliche (Mindest-) Urlaub nach dem Bundesurlaubsgesetz in der derzeit geltenden Fassung. 10 Arbeitstage werden als vertraglicher Zusatzurlaub gewährt. Samstage geltend nicht als Arbeitstage.

(1)                       Mr Kaiser shall have 30 days of leave per calendar year. 20 working days of this entitlement are the statutory (minimum) leave under the prevailing German Federal Paid Holiday Act (Bundesurlaubsgesetz). 10 working days are granted as contractual additional leave. Saturdays shall not be considered working days.

(2)                       Bei Eintritt/Ausscheiden während eines Kalenderjahres hat Herr Kaiser nur Anspruch auf 1/12 des Jahresurlaubs für jeden vollen Monat des Bestehens des Anstellungsverhältnisses, soweit sich nicht aus den zwingenden Bestimmungen des Bundesurlaubsgesetzes ein höherer Anspruch ergibt. Der Urlaubsanspruch

(2)                       If Mr Kaiser joins or leaves the company in the course of a calendar year, he shall be entitled only to 1/12 of the annual leave entitlement for each full month of employment in that year unless mandatory provisions of the German Federal Paid Holiday Act provide for a higher entitlement. The leave entitlement set out in (1), sentence 1,

nach Abs. 1 S. 1 verringert sich um 1/12 für jeden vollen Monat, in dem das Anstellungsverhältnis ruht.	shall be reduced by 1/12 for each full month in which the employment relationship is suspended.

(3) Die zeitliche Festlegung des Urlaubs hat unter Berücksichtigung der geschäftlichen Belange des Arbeitgebers im Einvernehmen mit dem nächsten Vorgesetzten zu erfolgen.	(3) The timing of the leave shall be determined taking into account the business interests of the Employer in consultation with Mr Kaiser’s direct superior.

(4)                       Der Jahresurlaub muss im laufenden Kalenderjahr genommen werden. Eine Übertragung des Urlaubs auf das nächste Kalenderjahr ist nur statthaft, wenn dringende betriebliche oder in der Person von Herrn Kaiser liegende Gründe dies rechtfertigen. Mit Ablauf des 31.03. des Folgejahres (Übertragungszeitraum) verfällt der Urlaub ersatzlos. Der gesetzliche Mindesturlaub bleibt jedoch auch in diesem Fall ganz oder teilweise erhalten, wenn Herr Kaiser ihn wegen Arbeitsunfähigkeit im Übertragungszeitraum ganz oder teilweise nicht nehmen konnte — maximal jedoch für eine Übertragungsfrist von 15 Monaten nach dem Bezugszeitraum (Kalenderjahr). Er muss — soweit dann noch vorhanden — in Absprache mit dem Arbeitgeber unverzüglich nach Beendigung der Arbeitsunfähigkeit genommen werden.

(4)                       Annual leave must be taken during the current calendar year. Leave may only be carried forward to the next calendar year if this is justified by urgent operational requirements or for reasons in the person of  Mr Kaiser. Leave entitlements shall be forfeited without compensation as of 31 March of the following year (carry-forward period); the statutory minimum leave shall, however, be maintained in whole or in part in such case, if Mr Kaiser was unable to use his entitlement in whole or in part owing to his inability to work during the carry-forward period — however for a maximum transitional period of 15 months after the period on which leave is based (calendar-year). Any remaining leave must then be taken without undue delay subject to agreement with the employer once he is no longer unable to work.

(5) Genommener Urlaub wird zunächst auf den gesetzlichen Urlaubsanspruch angerechnet. Urlaubsabgeltung wird nur in Höhe des gesetzlichen Urlaubsanspruchs gewährt.	(5) Leave that has been taken shall first be deducted from the statutory leave entitlement. Pay in lieu of leave shall be granted only for the statutory leave entitlement.

§ 8 Verschwiegenheit / Geschäftsunterlagen	Confidentiality / Business Documents

(1)                       Kaiser verpflichtet sich, über alle vertraulichen Angelegenheiten, Betriebs- und Geschäftsgeheimnisse sowie Vorgänge, die ihm im Rahmen seiner Tätigkeit, die ihm im Rahmen seiner Tätigkeit zur Kenntnis gelangen, Stillschweigen zu wahren; diese Verpflichtung gilt während des Anstellungsverhältnisses und auch nach seiner Beendigung. Die Verschwiegenheitspflicht erstreckt sich auch auf die in diesem Vertrag vereinbarte Vergütung sowie Betriebs- und Geschäftsgeheimnisse der mit dem Arbeitgeber im Sinne der §§ 15 ff. AktG verbundenen Unternehmen sowie von Kunden des Arbeitgebers oder mit dem Arbeitgeber verbundenen Unternehmen.

(1)                       Mr Kaiser shall observe confidentiality regarding all confidential matters, operating and business secrets and procedures which become known to him during his employment; this shall apply during the period of the employment relationship and the period thereafter. This confidentiality obligation shall also cover the remuneration agreed upon in this contract and operating and business secrets of companies affiliated with the Employer and customers of the Employer or of its affiliates within the meaning of §§ 15 et seqq. of the German Stock Corporation Act.

(2)                       Es ist Herrn Kaiser untersagt, Unterlagen, Dokumente, Dateien (gleich welchen Speichermediums) oder Gegenstände jeglicher Art Dritten zur Verfügung zu stellen oder zugänglich zu machen, soweit dies nicht zur Erfüllung der vertraglichen Aufgaben erforderlich ist. Alle den Arbeitgeber und seine Interessen berührenden Geschäftsunterlagen sind ohne Rücksicht auf den Adressaten ebenso wie alle sonstigen Geschäftsstücke Eigentum des Arbeitgebers. Diese Vorschrift gilt für mit dem Arbeitgeber im Sinne der §§ 15 ff. AktG verbundenen Unternehmen entsprechend.

(2)                       Mr Kaiser shall not disclose documentation, documents, files (irrespective of the medium on which they are saved) or items of any type whatsoever to third parties any more than is necessary to fulfil the duties set out in the employment contract. Any business documents concerning the Employer and its interests are the property of the Employer irrespective of the addressee; this also applies to any other business items. This provision applies accordingly to affiliates of the Employer within the meaning of §§ 15 et seqq. German Stock Corporation Act.

(3) Herr Kaiser wird auf Verlangen sofort,	(3) On request, but no later than the end of the

spätestens aber bei Beendigung des Anstellungsverhältnisses sämtliche im Eigentum des Arbeitgebers stehenden Gegenstände, Unterlagen, Dokumente und Dateien (gleich welchen Speichermediums) sowie sämtliche Vervielfältigungen hiervon am Sitz des Arbeitgebers herausgeben. Soweit Herr Kaiser von Kunden des Arbeitgebers oder mit dem Arbeitgeber im Sinne von §§ 15 ff. AktG verbundenen Unternehmen Gegenstände, Unterlagen, Dokumente oder Dateien (gleich welchen Speichermediums) überlassen wurden, sind diese auf Verlangen sofort, spätestens aber bei Beendigung des Anstellungsverhältnisses, an den jeweiligen Kunden bzw. das verbundene Unternehmen herauszugeben. Herr Kaiser wird dem Arbeitgeber auf Verlangen sofort, spätestens aber am Tag der Beendigung des Anstellungsverhältnisses, alle von ihm im Zusammenhang mit seinem Anstellungsverhältnis benutzten Passwörter, Schreibschutzcodes, Zugangscodes, u.ä. übergeben. Zurückbehaltungsrechte von Herrn Kaiser, gleich aus welchem Rechtsgrund, sind ausgeschlossen.

employment relationship, Mr Kaiser shall return all items, documentation, documents and files (irrespective of the medium on which they are saved) and all copies thereof to the Employer’s registered office. Mr Kaiser shall return any items, documentation, documents and files (irrespective of the medium on which they are saved) and any copies thereof which he has received from the Employer’s customers to the respective customers or affiliates of the Employer within the meaning of §§ 15 et seqq. German Stock Corporation Act immediately on request, but no later than the end of the employment relationship. Mr Kaiser shall provide the Employer with a list of all passwords, write-protect codes, access codes and similar which he has used in connection with his employment relationship immediately on request, but no later than the day on which the employment relationship comes to an end. Mr Kaiser shall have no retention rights irrespective of legal grounds.

(4)                       Herr Kaiser wird auf Verlangen sofort, spätestens aber bei Beendigung des Anstellungsverhältnisses, sämtliche die Angelegenheiten des Arbeitgebers betreffenden Daten und Informationen, die auf privaten elektronischen Datenträgern gespeichert sind, nachdem er diese gemäß vorstehendem Abs. 3 an den Arbeitgeber herausgegeben hat, löschen. Diese Vorschrift gilt für mit dem Arbeitgeber im Sinne der §§ 15 ff. AktG verbundenen Unternehmen entsprechend.

(4)                       On request, but no later than at the end of the employment relationship, Mr Kaiser shall delete any data or information saved on private electronic data carriers concerning matters of the Employer or any affiliated companies once he has returned these to the Employer in accordance with section 8 (3). This provision applies accordingly to affiliates of the Employer within the meaning of §§ 15 et seqq. German Stock Corporation Act.

§ 9 Arbeitsergebnisse / Urheberrechte	Work Results / Copyright

(1)                       Für die Rechte an Erfindungen oder technischen Verbesserungen, die Herr Kaiser während seiner Tätigkeit für den Arbeitgeber oder im Zusammenhang mit seiner Tätigkeit für den Arbeitgeber oder aufgrund seiner Tätigkeit für den Arbeitgeber oder aufgrund von Arbeitsergebnissen des Arbeitgebers gemacht und erarbeitet hat, gelten die Bestimmungen des Arbeitnehmererfindungsgesetzes.

(1)                       The provisions of the German Employee Inventions Act (Arbeitnehmererfindungsgesetz) shall apply to the rights in inventions or technical improvements which Mr Kaiser has made or processed during in connection with or on the basis of his work for the Employer or on the basis of work results of Mr Kaiser.

(2) Werden von Herrn Kaiser in Wahrnehmung seiner Aufgaben oder nach Anweisung des Arbeitgebers dem Urheberrechtsgesetz (UrhG) unterliegende Arbeitsergebnisse geschaffen, so gilt folgendes:

(2)                       If work results are created by Mr Kaiser while carrying out his duties or in accordance with the instructions from the Employer which are subject to the German Copyright Act (Urheberrechtsgesetz) the following shall apply:

(a) Handelt es sich um Computerprogramme, ist gemäß § 69 b UrhG ausschließlich der Arbeitgeber zur Ausübung aller vermögensrechtlichen Befugnisse an dem Computerprogramm berechtigt.	(a) If this takes the form of a computer programme, under § 69 b German Copyright Act the Employer alone is entitled to exercise all pecuniary law powers in the computer programmes.

(b)                       An allen anderen urheberrechtlich geschützten Werken und an allen sonstigen nach dem Urheberrechtsgesetz geschützten Leistungen räumt Herr Kaiser dem Arbeitgeber hiermit im Voraus ausschließlich, übertragbar, unterlizenzierbar, inhaltlich, zeitlich und räumlich unbeschränkt sowie nicht ordentlich kündbar alle in §§

(b)                       Mr Kaiser hereby grants the Employer in advance all utilisation acts regulated in §§ 15 to 24 German Copyright Act exclusively, transferable, with the right to issue sublicences, unrestricted in time, territory and in content and not ordinarily terminable for all known and unknown utilisation rights in all other works protected by copyright and all

15 bis 24 UrhG geregelten Verwertungsrechte für alle bekannten und unbekannten Nutzungsarten ein. Der Bestand dieser Rechte des Arbeitgebers ist von dem Bestehen des Anstellungsverhältnisses unabhängig.

other performances protected under the Copyright Act. The Employer’s rights shall not depend on the continued existence of the employment relationship.

(c)                        Die Ausübung des Herrn Kaiser nach § 41 UrhG eventuell zustehenden Rückrufrechts wegen Nichtausübung der jeweils eingeräumten Nutzungsrechte ist für die Dauer von 5 Jahren ab deren Einräumung ausgeschlossen. Für den Fall des Rückrufs räumt Herr Kaiser dem Arbeitgeber hiermit ein nicht ausschließliches Nutzungsrecht ein, welches sich im Übrigen nach Buchstabe b) bestimmt.

(c)                        The exercise of any revocation right to which the Mr Kaiser may be entitled pursuant § 41 German Copyright Act owing to non-exercise of the utilisation rights granted in each case is excluded for a period of five years with effect from the date on which they were granted. In the event of a revocation Mr Kaiser hereby grants the Employer a non-exclusive utilisation right subject to b).

(3)                       Erbringt Herr Kaiser im Rahmen des Anstellungsverhältnisses sonstige schutzfähige Arbeitsergebnisse, insbesondere Geschmacksmuster, Kennzeichnungen und Topografien, so stehen diese Rechte auf Verwertung dieser Arbeitsergebnisse und auf ihren Schutz ausschließlich dem Arbeitgeber zu. Dies gilt hinsichtlich der Verwertung auch für nicht schutzfähige Arbeitsergebnisse, insbesondere Know-how.

(3)                       If Mr Kaiser produces other protectable work results during employment relationship, in particular registered designs, trade marks and topographies the Employer has exclusive entitlement to utilisation of these work results and to their protection. This applies with regard to utilisation of work results which cannot be protected as well, in particular know-how.

(4) Herr Kaiser ist verpflichtet, den Arbeitgeber unverzüglich über das Bestehen der vorgenannten Arbeitsergebnisse schriftlich zu informieren.	(4) Mr Kaiser is obliged to inform the Employer without undue delay in writing of the aforementioned work results arising.

(5)                       Die Überlassung der in Abs. 2 und 3 geregelten Arbeitsergebnisse und Rechte daran ist mit der im vorstehenden § 4 vereinbarten Vergütung abgegolten, auch für die Zeit nach Beendigung des Anstellungsverhältnisses.

(5)                       The handover of the work results and rights regulated in section (2) and (3) is deemed to be included in the remuneration agreed in the aforementioned section 4) , also for the period after this employment relationship has ended.

§ 10 Nebentätigkeiten	Secondary Activities

Eine entgeltliche oder unentgeltliche Nebentätigkeit darf Herr Kaiser nur nach vorheriger schriftlicher Zustimmung des Arbeitgebers übernehmen. Ausgenommen hiervon sind caritative, konfessionelle und politische Tätigkeiten, die die Tätigkeit nach Maßgabe dieses Vertrages nicht beeinträchtigen. Insoweit besteht nur eine Pflicht von Herrn Kaiser zur vorherigen Anzeige. Zusätzlich zu Tätigkeiten nach § 1 Abs. 3 ist eine schriftliche Zustimmung für eine Tätigkeit in der Geschäftsführung von höchstens bis zu zwei Unternehmen außerhalb der Sauer-Danfoss Gruppe möglich, solange diese Gesellschaften nicht im Wettbewerb mit dem Arbeitgeber oder mit dem Arbeitgeber nach den §§ 15 ff. AktG verbundenen Unternehmen stehen und die Tätigkeit von Herrn Kaiser nach diesem Vertrag nicht beeinträchtigt wird.

Any additional paid or unpaid work may only be assumed by Mr Kaiser after obtaining prior written consent from the Employer. Prior written consent shall not be required for charitable, religious and political activities which do not impair Mr Kaiser’s activities under this contract. In such cases, Mr Kaiser is obliged only to notify the Employer in advance. In addition to service contemplated by section 1) (3) above, prior written consent will also not be required for service on the Board of Directors of up to a maximum of two companies outside of the Sauer-Danfoss Group so long as these companies do not compete with Sauer-Danfoss and provided that such service does not impair Mr Kaiser’s activities under this contract.

§ 11 Vertragsbeendigung / Kündigung / Sterbegeld	End of Contract / Termination / Death allowance

(1) Das Anstellungsverhältnis kann beiderseits unter Einhaltung einer Kündigungsfrist von zwölf Monaten zum Monatsende ordentlich gekündigt werden.	(1) The employment relationship may be terminated by either party observing a notice period of twelve months to the end of the month (ordinary termination).

(2) Das Recht zur fristlosen Kündigung des Anstellungsvertrages aus wichtigem Grund bleibt beiderseits unberührt.	(2) The right to terminate the employment contract for good cause by either party shall remain unaffected.

(3) Jede Kündigung bedarf der Schriftform. Eine ohne Beachtung der Schriftform ausgesprochene Kündigung ist rechtsunwirksam.	(3) Termination must be in writing. Notice of termination which is not in writing is legally invalid.

(4)                       Das Anstellungsverhältnis endet, ohne dass es einer Kündigung bedarf, mit Ablauf des Monats, in dem Herr Kaiser die Regelaltersgrenze in der gesetzlichen Rentenversicherung erreicht. Davor kann das Anstellungsverhältnis nach Maßgabe vorstehender Bestimmungen beiderseits ordentlich gekündigt werden. Gleichermaßen endet das Anstellungsverhältnis, ohne dass es einer Kündigung bedarf, wenn Herr Kaiser vor Vollendung des Regelrentenalters Rente wegen Alters, Rente nach Altersteilzeit oder Rente wegen vollständiger Erwerbsminderung in Anspruch nimmt.

(4)                       The employment relationship shall end automatically at the end of the month in which Mr Kaiser reaches the standard retirement age for a state pension; notice of termination shall not be required. The employment relationship may be terminated by either party beforehand in accordance with the above provisions (ordinary termination). In the same way the employment relationship may also end without termination being necessary if Mr Kaiser draws pension on grounds of age before he reaches the statutory pension age, following part-time-work for older employees or on grounds of full invalidity.

(5)                       Unberührt von den anderen Vorschriften dieses Vertrages endet das Anstellungsverhältnis mit dem Tod von Herrn Kaiser mit sofortiger Wirkung. Stirbt Herr Kaiser während der Laufzeit dieses Vertrages, zahlt der Arbeitgeber das Festgehalt nach § 4 Abs. 1 an die Ehefrau von Herrn Kaiser oder seinen eingetragenen Lebenspartner für den Monat des Todes und sechs Monate darüber hinaus, längstens jedoch bis zu dem Zeitpunkt, zu dem das Anstellungsverhältnis ohne den Tod geendet hätte. Soweit Herr Kaiser nicht von

(5)                       Notwithstanding any other provision of this agreement, Mr Kaiser’s employment hereunder shall terminate without notice upon Mr Kaiser’s death. If Mr Kaiser dies during employment, the Employer will pay the fixed salary pursuant to section 4) (1) above to Mr Kaiser’s spouse or registered partner for the month of death and six months thereafter, but not beyond the date on which the employment relationship would have ended if Mr Kaiser not died. In the event that Mr Kaiser is not survived by his wife or registered partner, the above stated allowance is to be distributed among seiner Ehefrau oder seinem eingetragenen Lebenspartner überlebt wird, wird das vorstehend genannte Sterbegeld an seine Kinder als Gesamtgläubiger gezahlt, vorausgesetzt, dass sie noch unterhaltsberechtigt und jünger als 25 Jahre sind.

his children as joint and several creditors, provided that they are entitled to receive maintenance and are younger than 25.

(6)                       Wenn das Anstellungsverhältnis von Herrn Kaiser durch den Arbeitgeber aus anderem Grund als verhaltensbedingtem oder wichtigem Grund im Sinne des § 626 BGB gekündigt wird, trägt der Arbeitgeber die Kosten für ein Outplacement für Führungskräfte durch ein einvernehmlich ausgewähltes Outplacement-Unternehmen nach Maßgabe der folgenden Regelungen. Können sich der Arbeitgeber und Herr Kaiser auf kein Outplacement-Unternehmen einigen, entscheidet der Arbeitgeber. Die Kosten eines Outplacement-Services sind auf einen Betrag von EUR 20.000,00 brutto begrenzt.

(6)                       If the employment of Mr Kaiser is terminated by the Employer for any reason other than behaviour or good cause within the meaning of § 626 German Civil Code the Employer shall reimburse expenses incurred and paid by Mr Kaiser for executive level career outplacement services by a mutually agreeable outplacement firm in accordance with the following provisions. If Mr Kaiser and Employer cannot agree on the outplacement firm Employer shall decide. The costs of outplacement services are limited to EUR 20,000.00 gross.

§ 12 Freistellung von der Arbeitspflicht	Release from Duty to Work

(1)                       Der Arbeitgeber ist berechtigt, Herrn Kaiser im Zusammenhang mit einer Beendigung des Anstellungsverhältnisses, insbesondere nach einer Kündigung, gleich von welcher Seite sie erfolgt, bei Vorliegen eines sachlichen Grundes unter Fortzahlung seiner Bezüge unwiderruflich oder widerruflich von der Verpflichtung zur Erbringung der Arbeitsleistung freizustellen. Ein sachlicher Grund für die Freistellung liegt vor, wenn sie im betrieblichen Interesse, insbesondere bei einem groben Vertragsverstoß von Herrn

(1)                       The Employer is entitled to release Mr Kaiser revocably or irrevocably on full pay from his contractual duty to work when the employment relationship is terminated, in particular after notice has been issued, irrespective of who issues such notice, if there are objective reasons therefor. Objective reason for releasing Mr Kaiser from work duties shall be impairment of company interests, in particular gross breach of contract by Mr Kaiser which jeopardizes the basis of trust, suspicion of having betrayed operating or business secrets, competitive

Kaiser, der die Vertragsgrundlage beeinträchtigt, bei Verdacht des Verrats von Betriebs- oder Geschäftsgeheimnissen, bei Konkurrenztätigkeit oder bei aus betriebsbedingten Gründen fehlendem Beschäftigungsbedürfnis, notwendig ist.

activity or if there is no further need to employ him on operational grounds.

(2)                       Andere Erwerbstätigkeiten von Herrn Kaiser dürfen auch während der Freistellung nur nach vorheriger Anzeige und Genehmigung des Arbeitgebers ausgeübt werden. Das während der Vertragsdauer bestehende Wettbewerbsverbot bleibt aufrecht erhalten.

(2)                       Mr Kaiser may only carry out gainful secondary employment during the period in which he is released from his work duties subject to prior notice to and consent from the Employer.  The competition prohibition for the term of the contract continues to apply.

§ 13 Wettbewerbsverbot während der Vertragsdauer	Prohibition on Competition during the Term of the Contract

Während der Dauer dieses Anstellungsvertrages hat Herr Kaiser jeglichen Wettbewerb gegenüber dem Arbeitgeber oder gegenüber dem mit dem Arbeitgeber im Sinne der §§ 15 ff. AktG verbundenen Unternehmen zu unterlassen. Insbesondere darf er nicht in selbständiger, unselbständiger oder sonstiger Weise für ein Unternehmen tätig werden, welches mit dem Arbeitgeber oder einem mit dem Arbeitgeber verbundenen Unternehmen in direktem oder indirektem Wettbewerb steht. Ebenso ist es Herrn Kaiser untersagt, während der Vertragsdauer ein Konkurrenzunternehmen zu errichten, zu erwerben oder sich hieran unmittelbar oder mittelbar zu beteiligen. Der Erwerb von Aktien börsennotierter Unternehmen gilt nicht als Beteiligung im vorstehenden Sinne, soweit nicht mehr als 2 % der Aktien gehalten werden.

Mr Kaiser may not engage in any activity which competes with that of the Employer or companies related or affiliated with the Employer within the meaning of §§ 15 et seqq. German Stock Corporation Act during the term of this employment contract. In particular Mr Kaiser shall not engage in any employed or freelance activity or in any other capacity for a company which competes directly or indirectly with the Employer or companies related or affiliated with the Employer. Likewise, Mr Kaiser is prohibited from establishing, acquiring or participating directly or indirectly in a competing company of this type during the term of the contract. The acquisition of shares in listed companies is not regarded as participation within the aforementioned meaning provided no more than 2 % of the shares are held.

§ 14 Nachvertragliches Wettbewerbsverbot	Post-contractual Prohibition on Competition

(1)                       Herr Kaiser verpflichtet sich, für die Dauer von 12 Monaten nach Beendigung des Anstellungsverhältnisses mit dem Arbeitgeber weder unmittelbar noch mittelbar in Wettbewerb zu treten, insbesondere nicht in selbstständiger, unselbstständiger oder sonstiger Weise für ein Unternehmen tätig zu werden, welches mit dem Arbeitgeber in direktem oder indirektem Wettbewerb steht. In gleicher Weise ist es Herrn Kaiser untersagt, während der Dauer dieses Verbots ein solches Unternehmen zu errichten, zu erwerben oder sich hieran unmittelbar oder mittelbar zu beteiligen. Der Erwerb von Aktien börsennotierter Unternehmen gilt nicht als Beteiligung im vorstehenden Sinne, soweit nicht durch den Aktienerwerb ein beherrschender Einfluss auf das betreffende Unternehmen entsteht. Das Wettbewerbsverbot erstreckt sich in räumlicher Hinsicht auf die Länder, in denen der Arbeitgeber innerhalb der letzten 12 Monate vor Beendigung des Anstellungsvertrages unternehmerisch tätig war. Die vorstehenden Verbote gelten auch zugunsten von Unternehmen, die mit dem Arbeitgeber im Sinne der §§ 15 ff. AktG verbunden sind.

(1)                       Mr Kaiser shall not engage for the course of 12 months after the employment relationship has ended in competitive activity, directly or indirectly, in particular, he may not work dependently or independently or in any other manner for a company which competes directly or indirectly with the Employer. Likewise, for the duration of this prohibition Mr Kaiser may not establish or acquire such a company or hold a direct or indirect interest therein. The acquisition of shares in listed companies is not deemed to be an interest in the aforementioned sense, provided the acquisition of shares does not give rise to a controlling influence over the company concerned. The territory covered by the prohibition on competition shall include the countries in which the Employer engaged in entrepreneurial activity in the twelve months before the employment contract ended. The above prohibitions shall also apply in favour of the Employer’s affiliates within the meaning of § 15 et seqq. German Stock Corporation Act.

(2)                       Während der Dauer des Wettbewerbsverbots erhält Herr Kaiser eine Entschädigung, die für jedes Jahr des Verbots die Hälfte der von Herrn Kaiser zuletzt bezogenen vertragsmäßigen Leistungen beträgt. Die Zahlung der

(2)                       For the duration of the prohibition on competition Mr Kaiser shall receive compensation equivalent to half his last contractual monthly remuneration for each year of the prohibition. The compensation shall be paid pro rata at the end of each month.

Karenzentschädigung ist anteilig jeweils zum Ende eines Monats fällig.

(3)                       Herr Kaiser muss sich anderweitigen Erwerb nach Maßgabe von § 74c HGB auf die Entschädigung anrechnen lassen. Herr Kaiser hat jeweils zum Quartalsende unaufgefordert mitzuteilen, ob und in welcher Höhe er anderweitige Einkünfte bezieht. Auf Verlangen sind die Angaben zu belegen.

(3)                       Any other income which Mr Kaiser earns must be set off against the compensation in accordance with § 74c German Commercial Code (Handelsgesetzbuch). At the end of each quarter he shall disclose unbidden whether he earned any such income and, if so, how much. This information must be documented on request.

(4)                       Das Wettbewerbsverbot tritt nicht in Kraft, wenn Herr Kaiser bei seinem Ausscheiden das gesetzliche Regelrentenalter vollendet. Das Wettbewerbsverbot entfällt, wenn Herr Kaiser Anspruch auf eine unbefristete gesetzliche Rente wegen voller Erwerbsminderung hat.

(4)                       The prohibition on competition shall not take effect if Mr Kaiser is over the legal statutory retirement age when he leaves. The prohibition on competition shall not apply if Mr Kaiser is entitled to a state pension because he is completely unable to work indefinitely.

(5)                       Für jede Handlung, durch die Herr Kaiser das Verbot schuldhaft verletzt, hat er eine Vertragsstrafe in Höhe des letzten Bruttomonatsgehalts zu zahlen. Besteht die Verletzungshandlung in der kapitalmäßigen Beteiligung an einem Wettbewerbsunternehmen oder der Eingehung eines dauerhaften Schuldverhältnisses (z.B. Arbeits-, Dienst-, Handelsvertreter- oder Beraterverhältnis), wird die Vertragsstrafe für jeden angefangenen Monat, in dem die kapitalmäßige Beteiligung oder das Dauerschuldverhältnis besteht, neu verwirkt (Dauerverletzung). Mehrere Verletzungshandlungen lösen jeweils gesonderte Vertragsstrafen aus, gegebenenfalls auch mehrfach innerhalb eines Monats. Erfolgen dagegen einzelne Verletzungshandlungen im Rahmen einer Dauerverletzung, sind sie von der für die

(5)                       Mr Kaiser shall pay a contractual penalty in the amount of his last gross monthly salary for each culpable breach of the prohibition. If the infringement entails a capital investment in a competing company or entering into a recurring obligation (e.g. an employment or service contract, or as a commercial agent or consultant) then the contractual penalty shall be invoked anew for each full or part month for which the capital investment or recurring obligation exists (recurring infringement). More than one breach will trigger separate contractual penalties, possibly even multiple contractual penalties within one month. However, if individual breaches occur within a recurring or continuous breach, these will be included in the contractual penalty incurred for the recurring or continuous breach. If more than one contractual penalty is incurred, the entire aggregate penalty due

Dauerverletzung verwirkten Vertragsstrafe mitumfasst. Bei Verwirkung mehrerer Vertragsstrafen ist der gesamte Betrag der zu zahlenden Vertragsstrafe auf das Sechsfache des letzten Bruttomonatsgehalts begrenzt. Die Geltendmachung von Schäden, die über die verwirkte Vertragsstrafe hinausgehen, bleibt vorbehalten. Dasselbe gilt für die Geltendmachung aller sonstigen gesetzlichen Ansprüche oder Rechtsfolgen aus einer Verletzung (z.B. Unterlassungsanprüche, Wegfall des Anspruchs auf Karenzentschädigung für die Dauer des Verstoßes etc.).

shall be limited to six times the last gross monthly salary. The Employer reserves the right to assert claims for losses over and above the contractual penalty. The same applies to assertion of all other statutory claims or legal consequences resulting from a breach (e.g. claims to cease and desist, loss of claim to such compensation for the term of the breach, etc.).

(6) Im Übrigen gelten die Vorschriften der §§ 74 ff. HGB.	(6) In all other respects, the provisions of §§ 74 et seqq. German Commercial Code shall apply.

§ 15 Abwerbeverbot	Prohibition on Solicitation

Herr Kaiser wird während der Dauer des Anstellungsverhältnisses und für die Dauer von 18 Monaten nach Beendigung des Anstellungsverhältnisses weder selbst noch durch andere, weder direkt noch indirekt, einen Mitarbeiter des Arbeitgebers oder eines mit dem Arbeitgeber im Sinne der §§ 15 ff. AktG verbundenen Unternehmen aktiv zugunsten Dritter abwerben bzw. ihn veranlassen, sein Vertragsverhältnis mit dem Arbeitgeber bzw. mit einem dem Arbeitgeber im Sinne der §§ 15 ff. AktG verbundenen Unternehmen zu beenden.

During the employment relationship resulting from this contract and for a period of 18 months after termination of the employment relationship Mr Kaiser may not actively solicit directly or indirectly, in favour of a third party, an employee of the Employer or of a company associated with the Employer within the meaning of §§ 15 et seqq. German Stock Corporation Act or cause such employee to terminate his/her contractual relationship with the Employer or with a company associated with the Employer within the meaning of §§ 15 et seqq. German Stock Corporation Act.

§ 16 Auslagen und Spesen	Outlays and Expenses

Fahrtkosten, Reisekosten und Spesen werden, soweit sie im Interesse des Arbeitgebers erforderlich waren, entsprechend den jeweils gültigen Richtlinien des Arbeitgebers gegen Nachweis erstattet. Soweit die Ehegattin von Herrn Kaiser oder sein eingetragener Lebenspartner ebenfalls an der Dienstreise auf Anforderung des Vorstands (Board of Directors) der Sauer-Danfoss Inc. teilnimmt, werden hierdurch anfallende Kosten ebenfalls erstattet.

Travel costs and expenses will be reimbursed against receipts in accordance with the Employer’s guidelines provided that they were necessary in the interest of the Employer.  If Mr Kaiser’s spouse or registered partner also participates in the travelling at the request of the Sauer-Danfoss Inc. Board of Directors, such expenses shall also be reimbursed.

§ 17 Einverständnis zur Datenerhebung und Datenverarbeitung	Consent to Data Collection and Data Processing

(1)                       Herr Kaiser wird darauf hingewiesen, dass zur Abwicklung des Anstellungsverhältnisses personenbezogene Daten (z.B. Gehaltsfindung, Gehaltsabrechnung, Urlaubserfassung, Personalplanung und -entwicklung) erhoben, genutzt und verarbeitet werden. Herr Kaiser ist mit der Erhebung, Nutzung und Verarbeitung dieser personenbezogenen Daten und ferner damit einverstanden, dass diese Daten Dritten zum Zwecke der Weiterverarbeitung der Abwicklung des Anstellungsverhältnisses im Auftrag des Arbeitgebers überlassen werden.

(1)                       Mr Kaiser is advised that personal data (for example salary calculation, salary statements, leave records, personnel planning and development) will be collected, used and processed for administration purposes relating to employment relationship. Mr Kaiser agrees that such data may be collected, used and then processed and also agrees that such data maybe disclosed to third parties for further processing for administrative purposes if requested by the Employer.

(2) Herr Kaiser ist zum verschwiegenen Umgang mit personenbezogenen Daten verpflichtet. Dies betrifft sowohl personenbezogene Daten von Kollegen und	(2) Mr Kaiser is obliged to treat personal data as confidential. This applies to personal data relating to colleagues, employees and customers. These data privacy obligations

Mitarbeitern aber auch von Kunden. Die Verpflichtung zur Einhaltung des Datengeheimnisses besteht nach Beendigung des Anstellungsverhältnisses fort. Im Übrigen gelten die Bestimmungen des Bundesdatenschutzgesetztes.

shall continue to apply even when the employment relationship has ended. In all other respects, the provisions of the Data Protection Act shall apply (Bundesdatenschutzgesetz).

§ 18 Ausschlussfristen	Preclusion Periods

(1)                       Ansprüche aus dem Anstellungsverhältnis verfallen, wenn sie nicht innerhalb einer Ausschlussfrist von drei Monaten gegenüber der anderen Partei schriftlich geltend gemacht werden. Die Versäumung der Ausschlussfrist führt zum Verlust des Anspruchs. Die Ausschlussfrist beginnt, wenn der Anspruch fällig ist und der Anspruchsteller von den anspruchsbegründenden Umständen Kenntnis erlangt oder ohne grobe Fahrlässigkeit erlangen müsste. Diese Ausschlussfrist gilt nicht bei Haftung wegen Vorsatzes.

(1)                       Claims arising from this employment relationship shall lapse if they are not asserted in writing against the other party within a three-month preclusion period. Any failure to meet this deadline shall lead to loss of the entitlement. The preclusion period shall begin when the claim is due and the claimant gains knowledge of the circumstances justifying the entitlement or could reasonably be held to have gained such knowledge without having been grossly negligent. This preclusion period shall not apply in the case of liability based on intent.

(2)                       Lehnt die Gegenpartei den Anspruch schriftlich ab oder erklärt sich nicht innerhalb von einem Monat nach Geltendmachung des Anspruchs, so verfällt dieser, wenn er nicht innerhalb von drei Monaten nach der Ablehnung oder nach Fristablauf gerichtlich geltend gemacht wird. Die Erhebung einer Kündigungsschutzklage wahrt den Anspruch nicht.

(2)                       If the other party rejects the claim in writing or does not state its position within one month after the claim has been asserted, the claim shall lapse unless it is asserted in court within three months of rejection or expiry of the deadline. Filing a lawsuit for protection against unfair dismissal shall not prevent a claim from being forfeited.

§ 19 Anerkennung von Dienstzeiten	Recognition of Length of Service

Soweit die Dauer der Dienstzeit für den Erwerb von Anwartschaften und Rechten von Bedeutung ist, wird Herrn Kaiser die Tätigkeit bei Unternehmen der Sauer-Danfoss Gruppe in der Zeit vom 01.07.1994 bis zum 31.12.2012 angerechnet.

If the length of service is relevant for accrual of expectancies and rights, Mr Kaiser’s activities for companies of the Sauer-Danfoss group from 01.07.1994 to 31.12.2012 must be taken into account.

§ 20 Rechtswahl, Gerichtsstand	Choice of Law / Place of Jurisdiction

(1) Der Anstellungsvertrag unterliegt deutschem Recht.	(1) The employment contract is subject to German law.

(2) Für Rechtsstreitigkeiten aus dem Anstellungsverhältnis, seiner Beendigung und Abwicklung, ist das Arbeitsgericht Neumünster zuständig.	(2) Neumünster employment court is competent for all legal disputes arising from the employment relationship, its termination and settlement.

§ 21 Ablösung bisheriger Verträge / Amtsniederlegung	Termination of Previous Contracts / Revocation from Office

(1)                       Dieser Anstellungsvertrag ersetzt mit Wirkung ab dem 01.01.2013 alle bisherigen Vereinbarungen (insbesondere Arbeits- und Dienstverhältnisse) der Parteien vollständig — seien sie schriftlich oder mündlich. Dies gilt insbesondere auch für den Geschäftsführer-Dienstvertrag zwischen den Parteien.

(1)                       This employment contract shall fully supersede any previous agreements (particularly employment and service contracts) between the parties — whether they be written or oral with effect form 01.01.2013. This shall also apply in particular to any director’s service contract between the parties.

(2) Herr Kaiser wird sein Amt als Geschäftsführer der Sauer-Danfoss GmbH unverzüglich nach Abschluss dieses	(2) Mr Kaiser shall resign from office as director of Sauer-Danfoss GmbH without undue delay after this contract has been concluded.

Vertrages niederlegen.

§ 22 Maßgebliche Sprache	Authoritative Language

Dieser Vertrag ist in einer deutschen und in einer englischen Fassung aufgesetzt. Im Zweifelsfall hat die deutsche Fassung Vorrang bei Auslegung des Vertragsinhalts.	This contract has been prepared in German and in English. In the event of doubt with regard to interpretation of the content, the German version shall take precedence.

§ 23 Schlussbestimmungen / Arbeitgeberrichtlinien / Schriftform / Nebenabreden / Salvatorische Klausel	Final Provisions / Employer’s Guidelines / Written Form Requirement / Severability Clause

(1) Ergänzend zu diesem Anstellungsvertrag gelten die jeweils gültigen Regeln und Richtlinien des Arbeitgebers, insbesondere die jeweils gültige Verhaltensrichtlinie (“Code of Conduct”).	(1) The employment relationship shall be subject to the current version of the Employer’s rules and guidelines as well as this employment contract, in particular the prevailing “Code of Conduct”.

(2)                       Änderungen, Ergänzungen oder eine Aufhebung dieses Vertrages bedürfen zu ihrer Rechtswirksamkeit der Schriftform; die elektronische Form und die Textform sind ausgeschlossen. Der vorstehende Satz 1 gilt auch für die Aufhebung, Änderung oder Ergänzung des Schriftformerfordernisses selbst. Individuelle Vereinbarungen haben stets Vorrang und gelten auch ohne Beachtung des Formerfordernisses (§ 305b BGB). Nebenabreden wurden nicht getroffen.

(2)                       Amendments and additions to or termination of this contract shall be in writing if they are to be considered valid; electronic form and text form are ruled out. The above Sentence 1 shall also apply to any departure from or waiver of the written form requirement itself. Individual agreements shall always take precedence and shall apply regardless of the form requirement (§ 305b German Civil Code). There are no collateral oral agreements.

(3) Sollten einzelne Bestimmungen dieses Vertrages ganz oder teilweise nichtig oder unwirksam sein oder werden, so wird dadurch die Wirksamkeit der übrigen	(3) If any provision of this contract should be or become invalid in whole or in part, or should it transpire that there has been a lacuna, this shall have no effect on the validity

Bestimmungen nicht berührt. An die Stelle von nicht einbezogenen oder unwirksamen Allgemeinen Geschäftsbedingungen tritt das Gesetzesrecht (§ 306 Abs. 2 BGB). Im Übrigen werden die Parteien anstelle der nichtigen oder unwirksamen Bestimmung eine wirksame Regelung treffen, die ihr wirtschaftlich möglichst nahekommt, soweit keine ergänzende Vertragsauslegung vorrangig oder möglich ist.

of the remaining provisions. Statutory provisions (see § 306 (2) German Civil Code) shall apply instead of any general terms and conditions which are invalid or not referred to. The Parties shall agree on a valid provision in lieu of the invalid or ineffective provision which reflects as closely as possible the economic intention of the invalid or ineffective provision and supplementary interpretation is not preferential or possible.

(4)                       Dieser Vertrag wird in zwei Originalen ausgefertigt. Die Vertragsparteien bestätigen mit ihrer Unterschrift, jeweils ein von beiden Parteien unterschriebenes Originalexemplar dieses Vertrages erhalten zu haben.

(4) This contract shall be executed in two originals. By placing their signature below, both parties confirm that they have received an original copy of this contract.

Neumünster, den 14 February, 2013	Neumünster, the 14 February 2013

/s/ Stefan König	/s/ Thomas Kaiser

Stefan König	Thomas Kaiser

Geschäftsführer

Neumünster, den 12 February, 2013

/s/ Achim Heinzer

Achim Heinzer Prokurist